Exhibit 99.1

INTERNATIONAL TOWER HILL MINES LTD.

Terminal City Club Tower
Suite 507 – 837 West Hastings Street

Vancouver, B.C. CANADA  V6C 3N6

Telephone:  (604) 685-1017
Facsimile:  (604) 685-5777

PRESS RELEASE

INTERNATIONAL TOWER HILL SIGNS LETTER OF INTENT TO ACQUIRE
ANGLOGOLD ASHANTI’S ALASKAN PROPERTY PORTFOLIO

June 14, 2006

FOR IMMEDIATE RELEASE

International Tower Hill Mines Ltd. (TSXV: “ITH”) (the Company) is pleased to announce that it has signed a letter of intent (LOI) with AngloGold Ashanti North America Inc. to acquire all of the Alaskan mineral exploration properties and associated database from its wholly owned subsidiary, AngloGold Ashanti (U.S.A.) Exploration Inc (collectively AngloGold).  In addition, in conjunction with the closing of this acquisition, the Company will be entering into option agreements to earn a 60% interest in two additional properties in Alaska.

Proposed Terms of Acquisition

Pursuant to the LOI, the Company proposes to acquire all of AngloGold’s interest in a portfolio of six mineral exploration projects in Alaska (aggregating 246 square kilometres) (the Sale Properties) in consideration of the issuance by the Company on closing of such number of shares as is equal to 19.99% of the issued shares of the Company following the acquisition and the completion of equity financings by the Company to raise a minimum of USD 10.0 million.  AngloGold will have the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.

As further consideration for the transfer of the Sale Properties to the Company, it will grant to AngloGold a 90 day right of first offer with respect to any mineral properties in which the Company acquires an interest and which interest it proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.

The proposed effective date of the acquisition is July 1, 2006.  However, in order to ensure that planned 2006 exploration programs will be able to proceed on time, if the acquisition has not closed on or before July 1, 2006, AngloGold has agreed to continue to fund property and exploration program expenditures after that date and the Company will, on closing of the acquisition, reimburse AngloGold for any such expenditures incurred.

Proposed Option Agreements

In addition, and subject, to the acquisition of the Sale Properties, AngloGold and the Company will enter into option/joint venture agreements with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS (61 sq. km.) and Terra (118 sq. km.) properties.

With respect to the LMS property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company will commit to incur minimum exploration expenditures of USD 1.0 million during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company will have the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company will commit to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

Conditions to Closing of Acquisition

Closing of the proposed acquisition is subject to a number of conditions precedent, including:

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settlement and execution of formal documentation in connection with the acquisition and related property option agreements

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completion by the Company of equity financings to raise not less than USD 10.0 million

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completion by AngloGold and the Company of corporate and property due diligence to the satisfaction of each of AngloGold and the Company

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receipt by the Company of N.I. 43-101 compliant technical reports on the material Sale Properties and the Optioned Properties

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acceptance for filing of the transactions by the TSX-Venture Exchange (TSXV)

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receipt of all customary advisory and professional opinions

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final approval by management of each of the AngloGold and the Company

Concurrent Private Placement

In conjunction with the proposed acquisition of the Sale Properties, the Company has arranged a non-brokered private placement of up to 8,000,000 units at a price of $0.56 per unit for gross proceeds of up to $4,480,000 (approximately USD 4.0 million).  Each unit will consist of one common share and one-half of a common share purchase warrant.  Each whole warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $1.00 for a period of two years following closing.  The proceeds from such placement will be used primarily to fund the proposed 2006 exploration programs on the Sale Properties and the Optioned Properties, and for working capital.  Cardero Resource Corp. (Cardero), a public company headquartered in Vancouver, B.C., has agreed to subscribe for 4,000,000 units in this placement.

The Company anticipates that an additional equity financing will be required prior to the closing of the acquisition.

The Properties

The following information with respect to the material mineral properties held by AngloGold has been obtained from documentation provided by AngloGold, which does not warrant or make any representation as to the accuracy or completeness of the documentation, and has not been independently verified by the Company.  No Qualified Person has reviewed this property information on behalf of the Company and no N.I. 43-101 compliant technical reports have yet been completed on any of these properties.  Accordingly, such information is supplied for general interest only and should not be relied upon.  The Company has commissioned an independent Qualified Person to prepare N.I. 43-101 compliant technical reports on the material Sale Properties and the Terra and LMS properties.  Following receipt by the Company of the applicable technical reports, a press release summarizing the information with respect to such properties will be issued and the reports will be filed on SEDAR.

To date, AngloGold has incurred approximately USD 1.4 million in acquisition costs and exploration expenditures on the Sale Properties and approximately USD 2.4 million in acquisition costs and exploration expenditures on the Optioned Properties.

The Sale Properties

Livengood

The Livengood property consists of 20 United States Federal unpatented lode mining claims, comprising approximately 161 hectares, held under lease by AngloGold from two individuals, approximately 1,465 hectares of Alaska State lands held under lease from the State of Alaska and an additional 22 Alaska State mining claims, comprising approximately 1,425 hectares, held 100% by AngloGold.  The property is located 100 kilometres north of Fairbanks, Alaska, and straddles the paved Elliot Highway.  To date, AngloGold has drilled a total of 12 holes on the property.  Based upon the results of this drilling, together with the results from 12 other historic drill holes, AngloGold has identified a large near-surface zone of low-grade gold mineralization.  The best drill hole intersection from the AngloGold program was 138 metres of 1.1 g/t Au.

The 2006 exploration program on the Livengood property proposed by AngloGold consists of follow-up surface sampling and an additional 2,000 metres of diamond drilling and is estimated to cost approximately USD 0.8 million.

West Pogo (WPX)

The West Pogo property consists of 96 Alaska State mining claims, comprising approximately 1,940 hectares.  The Property is located 50 kilometres north of Delta Junction, Alaska and lies on the western boundary of the Teck – Summitomo Pogo joint venture property.  The property is owned 100% by AngloGold.  Work to date by AngloGold has been limited to a widely spaced soil survey and drilling of one “wildcat” hole, which was weakly anomalous (1.3 metres of 0.6 g/t Au).

AngloGold is presently determining the appropriate exploration program for the West Pogo property for the 2006 season.

Coffee Dome

The Coffee Dome property consists of 27 Alaska State mining claims, comprising approximately 1,748 hectares, of which 21 are owned 100% by AngloGold and 6 are held under a 20-year extendable mineral lease from an individual.  The property is located 15 kilometres northeast of the Fort Knox mine.  Work to date by AngloGold has focused on soil and rock sampling, which has returned encouraging results.

The 2006 exploration program on the Coffee Dome property proposed by AngloGold consists of additional surface sampling to define drill targets and is estimated to cost approximately USD 0.4 million.

Gilles

The Gilles property consists of 48 Alaska State mining claims, comprising approximately 3,103 hectares, and is located 30 kilometres north of Delta Junction, Alaska.  The property is owned 100% by AngloGold.  Work to date by AngloGold has focussed on soil sampling and geophysical data analysis that has defined a large gold and trace element anomaly.

The 2006 exploration program on the Gilles property proposed by AngloGold consists of additional surface sampling to refine drill targets and is estimated to cost approximately USD 0.1 million.

Caribou

The Caribou property consists of 767 hectares of Alaska State lands and is held by AngloGold under a 3-year renewable mineral lease from the State of Alaska.  The property is located 75 kilometres north of Delta Junction, Alaska.  Work to date by AngloGold has focussed on soil and rock chip sampling, which has identified a strong zone of alteration and mineralization, with gold values up to 2.0 g/t.

AngloGold is presently determining the 2006 exploration program on the Caribou property, but estimates the costs of such program would be approximately USD 0.2 million.

Blackshell

The Blackshell property consists of 35 Alaska State mining claims, comprising approximately 2,265 hectares, and is located 80 kilometres east of Fairbanks, Alaska.  The property is owned 100% by AngloGold.  Work to date by AngloGold has focussed on stream silt sampling and geophysical data analysis to define the mineralized target area.

The 2006 exploration program on the Blackshell property proposed by AngloGold consists of soil and rock chip sampling, in conjunction with geologic mapping, to further define the extend of the previously identified mineralization and is estimated to cost approximately USD 0.2 million.

The Optioned Properties

LMS

The LMS property consists of 92 Alaska State mining claims, comprising approximately 5,950 hectares, and is located 15 kilometres north of Delta Junction, Alaska.  The property is owned 100% by AngloGold.  Work to date by AngloGold has identified an outcropping mineralized zone with over 300 meters of strike length, on which AngloGold has conducted three drill campaigns, each returning a number of significant high-grade intercepts up to and including:

Selected LMS Drill Hole Intercepts from 2005-2006 AngloGold Drill Program

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Grade (ppm)
LM-05-11	261	121.92	125.12	3.2	13.7
LM-05-12	265	142.95	146.33	3.38	21.5
	includes	144.23	146.33	2.1	32.4
		171.75	173.28	1.53	49.3
LM-06-21	335	299.92	302.73	2.81	29.1
	includes	299.92	301.60	1.68	1.9
	includes	302.06	302.73	0.67	117.0
		308.76	309.37	0.61	24.0
LM-06-24	490	175.87	178.67	2.80	7.4
	includes	175.87	176.63	0.76	15.4
	includes	178.00	178.46	0.46	13.1
		179.53	180.29	0.76	9.6
	includes	179.53	179.77	0.24	17.2

Results to date suggest that the multi-phase gold mineralization intersected may be marginal to a larger more proximal intrusion related system.  The 2006 exploration program on the LMS property proposed by AngloGold consists of approximately 6,000 metres of diamond drilling and is estimated to cost approximately USD 2.1 million.

Terra

The Terra property consists of 177 Alaska State mining claims, comprising approximately 11,461 hectares, and is located 200 kilometres west of Anchorage, Alaska.  172 of the mining claims are owned 100% by AngloGold, while 5 are held under a 10-year renewable mineral lease from an individual.  Work to date by AngloGold has identified a number of high-grade epithermal veins as well as base metal rich intrusion breccias.  To date, 12 holes have been drilled, returning 34 vein intersections which average 16g/t gold.

One of these vein systems was tested with 6 holes and continuity was defined along +100m of strike extent and 250 metres down dip, returning an average grade over a nominal 1 metre width of 23.5 g/t gold with the vein system remaining open along strike and at depth.

The initial target zone has been expanded to 8 kilometres in strike length and has returned many highly anomalous rock samples highlighting the property’s significant gold potential, where the average grade of all rock samples collected to date exceeds 10 g/t gold (700 samples).

Selected Terra Drill Hole Intercepts from 2005 AngloGold Drill Program

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Gold Grade (ppm)
TR-050-01	90.8	7.47	8.53	1.1	136.8
	Includes	7.47	8.23	0.8	189.0
TR-05-02	50.6	20.42	20.73	0.3	13.9
TR-05-03	52.7	31.85	32.67	0.8	21..9
TR-05-04	144.5	11.0.34	110.95	0.6	14.3
TR-05-07	203.9	61.42	61.72	0.3	128.5
		105.61	106.01	0.4	17.0
		162.31	163.22	0.9	17.5
	Includes	162.89	163.22	0.3	46.2
TR-05-08	200.9	34.29	34.75	0.5	74.1
		96	99.36	3.4	13.1
	Includes	98.91	99.36	0.5	84.6
		103.78	104.15	0.4	37.7
TR-05-09	152.4	38.4	40.39	2.0	21.4
TR05-11	128	107.8	108.5	0.7	56.3
TR05-12	199.3	190.1	191.1	1.0	25.3

The 2006 exploration program on the Terra property proposed by AngloGold consists of approximately 2,000 metres of diamond drilling and is estimated to cost approximately USD 0.8 million.

Additional Properties

In addition to the foregoing Sale Properties, AngloGold is in the process of securing two additional properties, which will be provided to the Company.  Upon the closing of the acquisition, the Company will reimburse AngloGold for its out-of-pocket acquisition costs and other expenditures incurred after the date of the LOI in connection with these properties.

The proposed acquisition from AngloGold and related private placement are each subject to the acceptance for filing by the TSXV on behalf of the Company.

The Company believes that the acquisition of a fully integrated exploration program from one of the world’s largest exploration companies will vault the Company into the forefront of Alaskan gold exploration.  This exploration alliance between the Company and AngloGold will meld the mine development and operational strength of a top tier major with the agility and aggressiveness of a quality junior greenfields explorer.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Anton Drescher”

Mr. Anton J. Drescher,

President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.